Exhibit 99.4

Form 52-109F2 – IPO/RTO

Certification of Annual Filings Following

an Initial Public Offering, Reverse Takeover or

Becoming a Non-Venture Issuer

I, Matthew Pierce, Chief Executive Officer of Versus Systems Inc., certify the following:

1.	Review: I have reviewed the financial report and annual MD&A (together, the “annual filings”) of Versus Systems Inc. (the “issuer”) for the period ended December 31, 2021.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial report together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 31, 2022

/s/ Matthew Pierce

Chief Financial Officer